SALIVA: THE FUTURE OF GLUCOSE MONITORING

Proposed US Market Listing in 2018

Invented at the University of Newcastle (Australia)

Non-invasive, pain-free, saliva based glucose testing

Research extended to other diagnostic tests including tumour markers, allergens and hormones


SALIVA GLUCOSE
BIOSENSOR
Weekly Average

WHAT IS THE SALIVA GLUCOSE BIOSENSOR?

The Saliva Glucose Biosensor, a future convenient, pain-free test for measuring glucose levels for people with diabetes. Unlike traditional testing, the non-invasive Saliva Glucose Biosensor measures glucose in saliva not blood. This ground-breaking technology is set to revolutionise the way millions of people manage their disease and dramatically improve their potential for better health.

The biosensor technology was invented at the University of Newcastle Australia, School of Mathematical and Physical Sciences, Centre for Organic Electronics and is a result of laborious research by many scientists.

The development program continues its advancement with the original inventors and the research program has now been extended to include other diagnostic tests such as tumour markers, immunology, hormones and communicable diseases.



Place the strip on your tongue for a few seconds


110

The glucose level reading is displayed on a smart device.


125

View results and compare historic glucose levels through interactive app

WHY IS THE GLUCOSE BIOSENSOR SO IMPORTANT?

Globally, 422 million [1] people face the daily challenges of living with diabetes. This number is expected to increase to 642 million by 2040. [2]

Controlling diabetes means the pain and inconvenience of multiple daily finger-prick tests.

This first-in-class diagnostic test will allow people to avoid finger-prick testing altogether, improving their quality of life. What's more, simple, painless testing will encourage more frequent glucose monitoring, leading to better control of the disease. Ultimately, better diabetes control means better health and a longer life expectancy.

WHY INVEST?



- *Proposed US Market listing in 2018*
- *International protection until 2033*
- *Research has been extended to other diagnostic tests such as tumour markers, immunology, hormones and communicable diseases*
- *Diabetes in China represents 25% of the global market [2]*
- *The Chinese glucose monitoring market is estimated to be over USD 3 Billion by 2020*
- *The Glucose Biosensor Systems Board and Management team have significant global experience*

A MAJOR BREAKTHROUGH IN GLUCOSE MONITORING

The Saliva Glucose Biosensor eliminates the need for painful, inconvenient finger-prick testing.


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Historic glucose level comparison
Cloud data processing
Two-way data flow
Improved glucose management
Better health outcomes


NAFION: GOX
(GLUCOSE OXIDASE)
PVP
POLY-3-HEXYLTHIOPHENE
(P3HT)
INDIUM TIN OXIDE
(ITO)
POLYMER FILM

THE TECHNOLOGY

The core innovation of our business is the biosensor. Whilst complex in materials technology and architecture, the biosensor is built on decades of scientific evolution and is a proven technology that is now being transformed to conform with the highest global medical device standards.

The biosensor technology is based on a modified organic thin film transistor (OTFT) architecture incorporating glucose oxidase (GOX) as the recognition element. The sensor responds to the glucose concentration range present in saliva. The mechanism by which the glucose sensing occurs involves the diffusion of protons (generated by the enzymatic oxidation of glucose) to, and subsequent doping of, the poly(3-hexythiophene) (P3HT) transistor channel.

The defining characteristic of the biosensor device is that it is based upon organic materials that exhibit excellent performance and can be solution processed at low temperatures on flexible substrates via low cost, high volume but highly sophisticated printing techniques. This means that cheap, non-medical waste disposable biosensors can be easily produced in very large quantities.

HOW DOES THE GLUCOSE BIOSENSOR WORK?

1

Glucose in saliva reacts with the Saliva Glucose Biosensor and an electrochemical reaction produces a detectable electrical signal.

2

This signal is converted into a glucose level reading displayed on a smart device.

3

A proprietary app allows real-time glucose monitoring and enables the patients to share their results with caregivers and healthcare professionals.

*The device can sense glucose levels that are **100 times lower** than those measured by commercial blood glucose sensors*

IMPORTANCE OF GLUCOSE MONITORING

Glucose monitoring helps patients keep blood glucose levels within a specified target range

Those who frequently monitor glucose levels achieve target range more easily and hence have better health outcomes (reduced complications of diabetes) compared to those who do not

It lets patients understand the cause and effect relationship between variables such as food, exercise, stress and medication

Due to the pain, many people with diabetes do not test as often as clinically recommended which can increase the risk of complications

WHO WE ARE

We are a subsidiary of The iQ Group Global, and the Glucose Biosensor licensee for the Greater China region – including Mainland China, Hong Kong, Vietnam and Bangladesh.

Initially launching in China, the current plan is for other regions to follow in quick succession. We will distribute the Saliva Glucose Biosensor via exclusive provincial distributors throughout the Greater China region. The management team and the Board are highly-qualified professionals and bring global expertise in medical device and pharmaceutical product development, product registration, commercialisation and launch.

The International Diabetes Federation (IDF) recently emphasized that "China has the world's largest diabetes epidemic, and it continues to grow at a fearsome pace. Rapidly rising rates of diabetes have been seen in previous studies, and according to the latest data, 10.6% of Chinese adults have diabetes. The Chinese diabetic population stands at some 109 million people — about a quarter of all people globally with diabetes". [3]

Want to know more about The iQ Group Global and our expertise in bringing together investing and innovation in life-sciences?

Visit The iQ Group Global



THE PEOPLE

Our shared vision is to empower people to outsmart diabetes.



Mr Harry Simeonidis
Chief Executive Officer

Mr Harry Simeonidis has more than 20 years' experience in global executive management roles in healthcare, pharmaceutical and life sciences businesses in Australia, New Zealand and Asia.

Mr Simeonidis is currently executive director and General Manager of Farmaforce Ltd.



Ms Jimena Hurtado MBA
Executive Director

Ms Jimena Hurtado has over 17 years' experience within the pharmaceutical industry in leadership roles spanning general management, business development to key stakeholders in the industry, human resources, training, talent management and staff development.

Currently Ms Hurtado is General Manager of the Clinical Research Corporation Pty Ltd.



Dr Yong-Jiang Hei M.D., Ph.D (Pharmacology)
Non-Executive Director

Dr Yong-Jiang Hei is former Executive Medical Director of AMGEN China, he has extensive expertise and hands on experience in clinical strategy, clinical trial design and conduct and regulatory filings. He currently serves as Chief Medical Officer at biopharmaceutical company Ambrx.



Dr John Caminis M.D.
Non-Executive Director

Dr John Caminis is a pharmaceutical physician with a successful track record in clinical development and medical affairs. Wide-ranging experience in the design and execution of clinical trials in diverse therapeutic areas including metabolic/metastatic bone disease, oncology, gastroenterology, pain, immunology, infectious disease and dermatology. Many contributions in providing medical direction for new products and business development efforts.

Dr John Caminis is a Therapeutic Area Head Endocrinology, Gastroenterology and Metabolism for Shire Pharmaceuticals.

[1] Global Report on Diabetes. World Health Organisation 2016
[2] IDF Diabetes Atlas Seventh Edition, International Diabetes Federation, 2015
[3] http://www.diabetesatlas.org/